UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Phototron Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71943D 102

(CUSIP Number)

Sterling C. Scott

c/o Phototron Holdings, Inc.

717 E. Gardena Blvd.

Gardena, California 90248

(818) 992-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ ..

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_____________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71943D 102		Page 2 of 6

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sterling C. Scott
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,262,206(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 44,262,206(1)
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,262,206(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒ (2)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0% (3)
14		TYPE OF REPORTING PERSON* IN

(1) Includes 8,057,143 shares of the Company’s common stock into which the original principal amount of the 6% Senior Secured Convertible Note (the “Note”) issued to the reporting person is convertible as of May 10, 2012.

(2) Excludes (a) the variable amount of shares of the Company’s common stock issuable upon conversion of the interest accrued on the Note and (b) 15,911,768 shares of the Company’s common stock into which shares of the Company’s Series A Preferred Stock held by the reporting person are convertible (such shares of common stock may not be acquired by the reporting person within 60 days of May 10, 2012).

(3) Based on a total of 307,458,587 shares of the Company’s common stock outstanding as of May 10, 2012.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Phototron Holdings, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 717 E. Gardena Blvd., Gardena, California 90248.

Item 2. Identity and Background.

This Schedule 13D is being filed by Sterling C. Scott, a citizen of the United States of America (the “Reporting Person”). The Reporting Person serves as a director and the Chief Executive Officer, President, Chief Financial Officer and Secretary of the Company. The Reporting Person’s business address is c/o Phototron Holdings, Inc., 717 E. Gardena Blvd., Gardena, California 90248.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Issuance of Securities Pursuant to Merger

On April 5, 2012, the Company’s wholly-owned subsidiary, SGT Merger Corporation, a Nevada corporation (“MergerCo”), was merged (the “Merger”) into SG Technologies Corp, a Nevada corporation (“SGT”), in accordance with the Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 21, 2012, by and among the Company, MergerCo, SGT, the Reporting Person and the other parties signatory thereto. Pursuant to the Merger, all of the 200 outstanding shares of SGT’s common stock were exchanged, on a pro rata basis, for (a) 157,000,000 shares of Common Stock and (b) 3,000,000 shares of the Company’s Series A Preferred Stock (the “Preferred Stock”). The Reporting Person’s pro rata portion of the shares of Common Stock and Preferred Stock issued in connection with the Merger was 36,205,063 shares of Common Stock and 691,816 shares of Preferred Stock.

The shares of Preferred Stock will vest 100% if SGT, as the surviving corporation following the Merger (the “Surviving Corporation”), achieves the financial milestones set forth in the Merger Agreement prior to May 1, 2013. In the event that the Surviving Corporation does not achieve such financial milestones during such time period, the shares of Preferred Stock will be cancelled. Pursuant to the Certificate of Designation of Preferences, Rights and Limitations of Series A Preferred Stock, which was filed with the Delaware Secretary of State on April 5, 2012, each share of Preferred Stock will immediately and automatically convert into 23 shares of Common Stock on the earlier of (a) the date agreed to by the holders of a majority of the shares of Preferred Stock and W-Net Fund I, L.P., a Delaware limited partnership (“W-Net”), and (b) the 18-month anniversary of the closing date of the Merger (the “Closing Date”). Assuming the Surviving Corporation achieves the financial milestones set forth in the Merger Agreement prior to May 1, 2013, the 691,816 shares of Preferred Stock held by the Reporting Person will be convertible into 15,911,768 shares of Common Stock.

Issuance of Common Stock Pursuant to Conversion of Note

In connection with the Merger, the Company issued $500,000 of its 6% Senior Secured Convertible Notes (the “Notes”) to former noteholders of SGT in exchange for notes previously issued by SGT. The Notes were issued pursuant to the terms and conditions of that certain Securities Purchase and Exchange Agreement (the “Purchase Agreement”) entered into on March 16, 2012 by and among the Company, W-Net and the other parties signatory thereto. The Notes pay 6% interest per annum with a maturity date of April 15, 2015. The Notes are convertible at any time into Common Stock at a specified conversion price, which will initially be $0.035 per share. The Notes conversion price will be subject to specified adjustments for certain changes in the number of outstanding shares of Common Stock. If additional shares of the Company’s capital stock are issued, except in specified exempt issuances, for consideration which is less than the then existing Notes conversion price (a “Dilutive Issuance”), then such conversion price would be subject to a “full ratchet” adjustment that generally reduces the conversion price to equal the price in the Dilutive Issuance, regardless of the size of the Dilutive Issuance.

On April 5, 2012, the Company issued a Note to the Reporting Person in the original principal amount of $282,000 pursuant to the terms and conditions of the Purchase Agreement. As of the date hereof, the original principal amount of the Reporting Person’s Note is convertible into 8,057,143 shares of Common Stock.

The beneficial ownership of Common Stock reported in this Schedule 13D by the Reporting Person is based on the Reporting Person’s ownership of Common Stock, and assumes a total of 307,458,587 shares of Common Stock outstanding as of May 10, 2012.

Item 4. Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The shares of Common Stock to which this Schedule 13D relates are held by the Reporting Person as an investment. The Reporting Person disclaims any membership in a group relating to the Company.

Pursuant to the Merger Agreement, and effective as of the Closing Date, (a) the authorized number of directors on the Company’s board of directors (the “Board”) was increased to 5 members, (b) Todd Denkin resigned from the Board, and (c) the Reporting Person was elected to the Board to fill one of the vacancies thereon. Pursuant to the Voting Agreement entered into on April 5, 2012 by and among the Company, W-Net, the Reporting Person and the other stockholders of the Company signatory thereto, such stockholders agreed to vote the shares of the Company’s capital stock held by such stockholders to elect the following persons to the Board:

(a) three persons designated by the Reporting Person (the “SGT Directors”), one of which must be an independent director, which persons were initially the Reporting Person, with two seats remaining vacant; and

(b) two persons designated by W-Net, one of which must be an independent director, which persons were initially Craig Ellins, with one seat remaining vacant (the “PHI Director”).

After the date hereof, the two remaining SGT Directors will be appointed to the Board (the “Remaining SGT Directors”). The appointment of the Remaining SGT Directors will be subject to applicable regulatory requirements, including the preparation, filing and distribution to the Company’s stockholders of a Schedule 14(f)-1 information statement, and the completion of the requisite waiting period following such filing and distribution. The Company is also seeking to appoint a person to be the PHI Director.

Other than as described in this Schedule 13D, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; any changes in Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those described above.

Item 5. Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

As of May 10, 2012, the Reporting Person beneficially owned 44,262,206 shares of Common Stock (the “Shares”), including 8,057,143 shares of Common Stock that may be acquired by the Reporting Person within 60 days of May 10, 2012 pursuant to the conversion of the original principal amount of the Reporting Person’s Note. Since 307,458,587 shares of Common Stock were outstanding as of May 10, 2012, the Shares constitute approximately 14.0% of the shares of Common Stock. The Shares exclude (a) the variable amount of shares of Common Stock issuable upon conversion of the interest accrued on the Reporting Person’s Note and (b) 15,911,768 shares of Common Stock into which the shares of Preferred Stock held by the Reporting Person are convertible (assuming the Surviving Corporation achieves the financial milestones set forth in the Merger Agreement prior to May 1, 2013).

The Reporting Person has the sole power vote or direct the vote of, and to dispose of or direct the disposition of, the Shares.

Transactions by the Reporting Person in Common Stock effected in the past 60 days are described in Item 3 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3, 4 and 5 of this Schedule 13D, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 7.01 Agreement and Plan of Merger Agreement, dated March 21, 2012, by and among Phototron Holdings, Inc., SG Technologies Corp, SGT Merger Corporation, Sterling C. Scott, and W-Net Fund I, L.P. Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2012.*

Exhibit 7.02 Securities Purchase and Exchange Agreement, dated March 16, 2012, by and among Phototron Holdings, Inc., W-Net Fund I, L.P., and Europa International Inc. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2012.*

Exhibit 7.03 Form of 6% Senior Secured Convertible Note. Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2012.*

Exhibit 7.04 Voting Agreement, dated April 5, 2012, by and among Phototron Holdings, Inc., W-Net Fund I, L.P., Europa International Inc., and the former stockholders of SG Technologies Corp. Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 9, 2012.*

____________________

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: May 10, 2012

/s/ Sterling C. Scott
Sterling C. Scott